SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1

                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 6)
                                       and
                         Amendment No. 12 to Schedule 13D

                        MCNEIL REAL ESTATE FUND XIV, LTD.
                       (Name of Subject Company [Issuer])

                         HIGH RIVER LIMITED PARTNERSHIP
                                  CARL C. ICAHN
                                    (Bidders)

                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                   582568 88 7
                      (CUSIP Number of Class of Securities)

                            Keith L. Schaitkin, Esq.
                  Gordon Altman Butowsky Weitzen Shalov & Wein
                        114 West 47th Street, 20th Floor
                            New York, New York 10036
                                 (212) 626-0800

           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)
                            Calculation of Filing Fee
-------------------------------------------------------------------------------
 Transaction Valuation*: $7,229,781   Amount of filing fee: $1,446
-------------------------------------------------------------------------------

     * For purposes of calculating the filing fee only. This amount assumes the purchase of 79,014 Units of the Partnership (consisting of all outstanding Units other than Units owned by the Bidder and its affiliate) at $91.50 in cash per Unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

     [x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,446
Form or Registration No.: Schedule 14D-1
Filing Party: High River Limited Partnership, Riverdale LLC,
Unicorn Associates Corporation and Carl C. Icahn
Dated Filed: September 20, 1996

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                        AMENDMENT NO 6. TO SCHEDULE 14D-1

     This Amendment No. 6 amends the Tender Offer Statement on Schedule 14D-1 filed with the Commission on September 20, 1996 (the "Schedule 14D-1") by High River Limited Partnership, a Delaware limited partnership (the "Purchaser"), Riverdale LLC, a New York limited liability company, Unicorn Associates Corporation, a New York corporation ("Unicorn"), and Carl C. Icahn (collectively, the "Reporting Persons") relating to the tender offer by the Purchaser to purchase any and all limited partnership units (the "Units") of McNeil Real Estate Fund XIV, Ltd., a California limited partnership, other than Units owned by the Purchaser and Unicorn, at a purchase price of $95.00 per Unit, net to the seller in cash, without interest, less the amount of distributions per Unit, if any, declared or made by the Partnership between August 15, 1996 and the date of payment of the Purchase Price by the Purchaser, upon the terms and subject to the Offer to Purchase dated September 20, 1996 (the "Offer to Purchase") and in the related Assignment of Partnership Interest, as each may be supplemented and amended from time to time (which together constitute the "Offer"), to include the information set forth below. This Amendment also constitutes Amendment No. 12 to the Schedule 13D filed by the Reporting Persons on November 13, 1995, as amended by Amendment Nos. 1 through 11 thereto filed on November 15, 1995, January 16, 1996, February 16, 1996, May 24, 1996, August 5, 1996, September 20, 1996, September 25, 1996, October 9,
1996, October 21, 1996, November 1, 1996 and November 14, 1996, respectively. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

Item 10. Additional Information.

     Item 10(f) is hereby supplemented and amended as follows:

     The information set forth in Exhibit 31 attached hereto is incorporated herein by reference.

Item 11. Materials to Be Filed as Exhibits.

     Item 11 is hereby supplemented and amended to add the following:

(c)

Exhibit 31. Press Release dated November 25, 1996.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 25, 1996

                                   HIGH RIVER LIMITED PARTNERSHIP

                                   By:  Riverdale LLC, General Partner

                                   and

                                   RIVERDALE LLC

                                   By:    /s/ ROBERT J. MITCHELL
                                       -------------------------------------
                                           Robert J. Mitchell

                                   Title:  Manager, Vice President and Treasurer

                                            /s/ THEODORE ALTMAN
                                        -------------------------------------
                                             Carl C. Icahn
                                   By: Theodore Altman as Attorney-in-fact

                                   UNICORN ASSOCIATES CORPORATION

                                   By:      /s/ EDWARD MATTNER
                                        -------------------------------------
                                               Edward Mattner
                                   Title: President


     [Signature Page for Amendment No. 6 to McNeil Pacific Investors Fund 1972
Schedule 14D-1 and Amendment No. 9 to Schedule 13D; Amendment No. 6 to McNeil Real Estate Fund IX, Ltd. Schedule 14D-1 and Amendment No. 10 to Schedule 13D; Amendment No. 6 to McNeil Real Estate Fund X, Ltd. Schedule 14D-1 and Amendment No. 11 to Schedule 13D; Amendment No. 6 to McNeil Real Estate Fund XI, Ltd.
Schedule 14D-1 and Amendment No. 10 to Schedule 13D; Amendment No. 6 to McNeil Real Estate Fund XIV, Ltd. Schedule 14D-1 and Amendment No. 12 to Schedule 13D]

                                  EXHIBIT INDEX

                                                                     Page Number
                                                                     -----------

Exhibit 31.  Press Release dated November 25, 1996.